EMPIRIC FUNDS, INC.
6300 Bridgepoint Parkway, Suite 105
Austin, Texas 78730

January 21, 2010

VIA EDGAR TRANSMISSION

Mr. Brick Barrientos
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Empiric Funds, Inc. (the “Company”)
File Nos.: 033-96334 and 811-09088

Dear Mr. Barrientos:

The purpose of this letter is to respond to oral comments provided to U.S. Bancorp Fund Services, LLC on January 8, 2010 regarding the Company’s Post-Effective Amendment (“PEA”) No. 22 to its Registration Statement on Form N-1A.  PEA No. 22 was filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (“1933 Act”), on Form N-1A on November 25, 2009 for the purpose of conforming the Company’s Prospectus for its series, Core Equity Fund (the “Fund”), to the Summary Prospectus Rule as set forth in 17 CFR Parts 230, 232, 239, and 274.

In connection with this response to the Staff’s comments, the Company, on behalf of the Fund, hereby states the following:

1.
The Company acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

2.
The Company acknowledges that the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Company represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.

For your convenience, the Staff of the SEC’s comments have been reproduced in bold typeface immediately followed by the Company’s responses. Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

Summary Section Comments

1.	In the “Fees and Expenses” table, please revise the line item “Shareholder Fees - Maximum Deferred Sales Charge (Load) as a Percentage of the Amount Redeemed” to be more precise.

The Company has revised this line entry to now read: “Shareholder Fees - Maximum Deferred Sales Charge (Load) (as a percentage of the original purchase price or redemption proceeds, as applicable).”

2.	In the “Fees and Expenses” table, delete footnotes 1 and 3.

The Company has deleted those footnotes and renumbered the remaining footnotes.

3.
In the “Portfolio Turnover” paragraph, since the portfolio turnover rate was 259%, consider whether a high portfolio turnover rate should be disclosed in the “Principal Investment Strategies” paragraph.

Although the Fund’s annual portfolio turnover rate was 259% during the last fiscal year, frequent trading is not part of the Fund’s principal investment strategy.  The overall investment strategy of Empiric Advisors, Inc., the Fund’s investment adviser (the “Advisor”), for the Fund is based on a quantitative analysis of various companies’ stock.  The Advisor focuses on undervalued equity securities, which could include securities of small, medium or large capitalization companies, as well as derivatives relating to domestic and foreign corporations.  The Advisor replaces securities that it feels are approaching fair market value with those it believes are undervalued.  Therefore, various factors, in particular the volatility of the equity markets in recent years, have caused the Advisor to buy or sell equity securities at a higher rate to be consistent with this strategy.  As a result of this strategy, the Fund’s portfolio turnover rate will vary from year to year depending on market conditions.  Additionally, during the last fiscal year, there was an increase in transactions necessary to fund redemptions as net assets of the Fund decreased.  Factors relating to the Fund’s general high portfolio turnover rate are discussed in the Fund’s Statement of Additional Information under “Portfolio Turnover.”

4.	The last sentence of the third paragraph under “Principal Investment Strategies” should be moved from the summary section to the statutory prospectus.

The Company will delete this sentence from the summary section (“The Fund’s investment objective can change without shareholder approval.”) as it is already present in the statutory prospectus.

5.
The “Principal Investment Risks” contains a securities lending risk factor.  If securities lending is part of the Fund’s principal investment strategy, then it should be discussed in the summary section.  Conversely, if securities lending is not a part of the Fund’s principal investment strategy then this risk factor should be removed from the summary section.

The Company responds by deleting the securities lending risk factor because securities lending is not part of the Fund’s principal investment strategy.

6.
The fifth sentence of the “Performance” paragraph states that the average annual total return table “compares the Fund’s performance to that of two broad-based market indexes.”  Please add additional information about the MSCI World Index in this paragraph pursuant to Instruction 2(b) to Item 4 of Form N-1A.  Alternatively, delete  the MSCI World Index data since only one broad based market index is required under Item 4(b)(2)(i) of Form N-1A.

The Company responds by deleting all references to the MSCI World Index.

7.	The text of footnotes 1 and 2 to the “Average Annual Return” table should be placed adjacent to the table, rather than presented in footnote form.

The Company has removed the footnotes and presented the “after tax returns” information textually in a paragraph following the “Average Annual Returns” table.

8.	Delete footnote 3 to the “Average Annual Return” table, and include the inception date in the line item for Class C shares.

The Company has revised the “Since Inception” column heading to read “Since Class C Inception (10/7/2005).”

9.	Delete footnotes 4 and 5 to the “Average Annual Return” table.

The Company has deleted footnotes 4 and 5 and moved the description of the index to a new section entitled “Index Description” immediately preceding the “Financial Highlights” table in the statutory prospectus.

10.	In the “Management” section, please edit the biography of the portfolio manager so that it is shorter.

The Company has revised the biography to read as follows: “Mark Coffelt is the Chief Investment Officer of the Advisor and Portfolio Manager of the Fund since 1995.”

11.	In the paragraph entitled “Tax Information” please describe how the Fund’s distributions may be taxed.

The Company has revised this section to read as follows: “The Fund’s distributions are taxable, and will be taxed as ordinary income or capital gains, unless you are investing through a tax-deferred arrangement, such as a 401(k) plan or an individual retirement account.  Such tax-deferred arrangements may be taxed later upon withdrawal of monies from those arrangements.”

Statutory Prospectus Comments

12.
In the fourth paragraph under “Investment Strategy,” please revise the first sentence to read as follows: “The Fund invests at least 80% of its net assets, including borrowings for investment purposes, in equity securities or common stocks that we deem to be undervalued and which have characteristics we deem will likely cause those stocks to appreciate in the near future.”

The Company has revised the sentence as indicated (the added language is underlined for your convenience).

13.	In the fifth and sixth paragraphs under “Investment Strategy,” please replace the word “income” with the word “gains.”

The Company has replaced those paragraphs with the following paragraph:

“Additionally, the Fund may use options when the Advisor believes such securities are more efficient than purchasing the underlying securities.  In selling put and call options, the Fund obtains premiums, but may lose appreciation of the underlying securities for calls and may realize losses on the purchase of underlying securities for puts.  In purchasing put and call options, the Fund pays premiums in anticipation of depreciation or appreciation of the underlying securities, respectively.  The Fund may also use combinations of puts and calls over different time periods and at different strike prices.  Options may generate gains for the Fund and hedge underlying securities of the Fund.  Through options, the Fund may also purchase or sell the underlying securities.”

14.	The statement at the bottom of the “Privacy Policy” that “This page is not a part of the prospectus” must be removed.

The Company responds by removing that statement.

Statement of Additional Information Comments

15.
In the “Disclosure of Portfolio Holdings” section, please describe all ongoing arrangements to disclose the Fund’s portfolio holdings, including the identity of the persons receiving such information, the frequency of such disclosure, and the lag time between this disclosure and disclosure to the public.

The Company responds by modifying the section entitled “Disclosure of Portfolio Holdings,” stating that the Fund’s ongoing arrangement with U.S. Bancorp Fund Services, LLC to disclose portfolio holdings is made by the Fund on a daily basis, and that the lag time between the date of the information and the date on which the information is publicly disclosed will vary, based on the circumstances described earlier in the section.

*     *     *     *     *     *

If you have any additional questions or require further information, please contact Michele Racadio of Godfrey & Kahn, SC at 414-287-9334 or Edward Paz of U.S. Bancorp Fund Services, LLC at 414-765-5366.

Sincerely,

Empiric Funds, Inc.

/s/ Mark Coffelt
Mark Coffelt
President

cc:        Helge Lee, Godfrey & Kahn, SC